UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 7, 2022

BIOLIFE4D CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	81-4586116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(Mailing Address of principal executive offices)

(224) 602-9569

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Common Stock, par value $0.00001

Item 4.	Change in Issuer’s Certifying Auditor

The Board of Directors (the “Board”) of BIOLIFE4D CORPORATION (the “Company”) passed a resolution on February 7, 2022 to engage L J Soldinger Associates, LLC (“LJ Soldinger”) as its new independent accounting firm to audit the Company’s financial statements. The Company’s engagement of LJ Soldinger is not related to any matter that was the subject of a disagreement with IndigoSpire (“IndigoSpire”), the Company’s prior auditor.

The Company has provided IndigoSpire with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission indicating whether IndigoSpire agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A Copy of IndigoSpire’s letter, dated February 8, 2022 is filed as Exhibit 9.1 to this Current Report on Form 1-U.

Item 9.	Other Events

Resignation of Franklin Pierce

On February 7, 2022, Franklin Pierce resigned as a director of the Company.

Appointment of Directors

On February 7, 2022, the shareholders of the Company appointed Stephen Simes and Lisa Kelley to the Board of Directors as independent directors.

Stephen Simes has proven success leading emerging specialty pharmaceutical companies in achievement of drug approvals, financings, and business development transactions. Currently, Stephen is on the board of directors for Therapix Biosciences. Previously, Stephen sat on the board of directors for RestorGenex Corporation, Ceregene, Inc., Biosante Pharmaceuticals, Bio-Technology General, Unimed Pharmaceuticals, Inc., and Gynex Pharmaceuticals, Inc. Stephen was the CEO for RestorGenex Corporation from 2014 to 2016. Prior to RestorGenex, Stephen was the President and CEO of Biosante Pharmaceuticals, which was acquired by ANI Pharmaceuticals (NASDAQ: ANIP) in June 2013. Stephen has a BSc in Chemistry from Brooklyn College of the City University of New York and an MBA from New York University.

Lisa Kelley is an accomplished senior finance and operations executive with more than 25 years of success in the electronics, telecommunications, manufacturing, and consumer goods industries. Previously, Lisa was the VP of Global Logistics at Avnet, Inc. (AVT), a Fortune 500 company. Prior to joining Avnet in 2014, Lisa was in several senior leadership roles at Asurion, a global leader in technology production services. She primarily served as the Group CFO for Asurion Global Supply Chain, Customer Care & Program Management. Before joining Asurion, Lisa was the Chief Accounting Officer for Brightpoint, a publicly traded company, which was acquired by Ingram Micro in 2012. Lisa has six years of public counting experience, is a Certified Public Accountant and Certified Management Accountant with an MBA from the University of Wisconsin.

Appointment of Audit Committee

On February 7, 2022, the Board elected Stephen Morris, Stephen Simes, and Lisa Kelley to each be members of the Company’s audit committee, with Lisa Kelley being the Chairperson of the Audit Committee.

EXHIBITS

9.1	Letter from IndigoSpire

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOLIFE4D CORPORATION

By:	/s/ Steven Morris
Name:	Steven Morris
Title:	Chief Executive Officer
Date:	February 8, 2022